GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Net dealer inventory and investment gain	$ 6,250,993
Commissions	2,197,068
Prime broker fees	142,137
Interest and dividends	66,968
Other income	19,815
TOTAL REVENUE	8,676,981
EXPENSES	
Employee compensation and benefits	1,410,795
Clearing, execution and commission fees	2,847,754
Research and terminal usage fees	893,823
General and administrative	620,838
Professional fees	280,771
Interest expense	42,847
Depreciation expense	12,259
TOTAL EXPENSES	6,109,087
INCOME BEFORE INCOME TAXES	2,567,894
PROVISION FOR INCOME TAXES	(879,990)
NET INCOME	$ 1,687,904

The accompanying notes are an integral part of these financial statements.